Via Facsimile and U.S. Mail
Mail Stop 4720

June 5, 2010

Ms. Denise Wheeler
General Counsel
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121

Re: Cypress Bioscience, Inc.
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943

Dear Ms. Wheeler:

    We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief